VIA EDGAR

August 16, 2016

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Scott Stringer Ms. Donna Di Silvio

Dear Sir/Madam:

Re:	Comment Letter dated August 3, 2016 to TransAlta Corporation Form 40-F for the Fiscal Year Ended December 31, 2015 Filed February 18, 2016, File No. 1-15214

TransAlta Corporation (the “Corporation”) has the following response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated August 3, 2016 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission (the “40-F”). For your convenience, we have set forth below Staff’s comments in the Comment Letter in italicized font, which are immediately followed by the Corporation’s response to that comment. All capitalized terms not otherwise defined herein shall have the meaning attributed thereto in the 40-F.

Asset Impairment Charges and Reversals, page F32

1) You state that it is possible for you to allocate a recoverable amount for each plant within the Alberta Merchant CGU. Please explain to us how you project volumes, costs and cash flows for each plant when preparing budgets.

Response:

In our Alberta Merchant CGU we develop cash inflow estimates as a top-down process, which are then allocated to the plants; whereas cash outflow estimates are developed at the plant level as a bottom-up process. The cash inflow and outflows are then used to complete the mathematical exercise of determining plant-level budgets which are used for management and accountability purposes. The determination and allocation of cash inflows to each plant is based upon management’s best estimates of the strategic bidding process which incorporates expected plant outages, plant capacity, and overall optimization of the assets as a group. When assessing recoverability for impairment purposes, we determine the net cash flows of the Alberta Merchant CGU plants as a whole; the recoverability calculation at a plant level ignores the impact of management’s allocation of cash inflows to each plant, which varies depending on the strategies employed of dispatching (or not dispatching) our plants to maximize profit. Ultimately, our goal for the Alberta Merchant CGU plants is to respond to the energy and ancillary service demand of the Alberta market operator (our sole customer, the Alberta Electric System Operator) with an optimal use of our assets.

To better understand the significant role that management plays in determining bid strategies and estimating the resulting cash inflows for the Alberta Merchant CGU budgeting process, we recap for you a summary of the Alberta electricity market as more fully described in our response to question 2. The wholesale electricity market in Alberta is relatively unique in that it has a limited number of significant power generating entities and because it is an “energy-only” model, meaning that generators are only paid for the energy they produce, not how much they are capable of producing, as in a capacity market model. The real-time energy-only market is settled hourly on a simple merit-order basis based on generator bidding with a single price for the entire market. Economic withholding (offering available supply at a sufficiently high price in excess of the supplier’s marginal costs so that it is not called on to run and where, as a result, the overall pool price is raised) with a view to its impact on a broader generation portfolio, is a significant feature of the Alberta system.

A summary description follows that explains how the Corporation projects volumes, costs and cash flows for each Alberta Merchant CGU plant when preparing budgets.

Production Volumes – we project production volumes for a plant using historical averages, based on the mid-point of long-term average production, which are adjusted for planned maintenance outages required in the forthcoming year and plant availability targets. We also look at plants coming online or being decommissioned for the impact on overall market supply and the resultant potential impact on each plant’s production. The specific process for each fuel type is as follows:

•	Coal plants; we look to past performance and determine what types of outages (planned or unplanned) have occurred.
•	Wind plants; we use historical wind resource volumes and assume an average year; and
•	Hydro plants; we use historical water flows and assume an average year.

Costs – we estimate costs based on the plant’s historical costs, sustaining capital expenditures, efficiency improvement initiatives and expected production levels.

Cash flows – revenues are estimated using an external forward pricing curve for the Alberta market which incorporates assumptions relating to behaviour among market participants, unit availabilities, and other market fundamentals. Because the price curve is established in contemplation of how all the assets in Alberta will work together, all plants using such price curve are linked. There are further interdependencies at the plant level based on the hourly bidding process as described in our response to question 2. The forward pricing curve is used to calculate revenues at the plant level using the estimated production volumes. The estimated revenues and budgeted costs are then used to calculate the budgeted cash flows.

Actual results at the plant level may not conform to budget due to how we ultimately dispatch the plants based upon availability and price; however, decisions are made to optimize the actual results of the whole Alberta Merchant CGU and will be compared to budget for the whole Alberta Merchant CGU. Historical EBITDA budgets have typically been within 5% of actual results on a combined Alberta Merchant CGU basis, although we will see larger individual plant variances within the Alberta Merchant CGU.

As a result, a recoverable amount can be allocated at a plant level but doing so is a mathematical exercise and the overall recoverability is ultimately determined in conjunction with all of the assets in the Alberta Merchant CGU. Further evidence of how plant values are optimized on an aggregate basis is provided in the response to question 2 and how the Alberta Wholesale Electricity Market (“AWEM”) functions.

2) Please explain in more detail why the AWEM’s indifference to whether the megawatt hour of energy is generated from a wind, hydro or coal plant supports the interdependence of cash inflows among your plants. In this regard, it appears there is an active market for the output of each of the plants individually.

Response:

In the Alberta Wholesale Electric Market, the last offer dispatched to meet demand sets the system marginal price for electricity for that hour, which means that all plants dispatched receive the same system marginal price regardless of their bid price. All plants that are bid above the system marginal price will not be dispatched. Since production from each dispatched plant will receive the same price and overall production can influence the price that is received, our decisions on which assets to run and how we bid into the market are linked.

The Market Surveillance Administrator (“MSA”) monitors Alberta’s electricity and retail natural gas markets to ensure that they operate in a fair, efficient and openly competitive manner.

Excerpts from the MSA’s “State of the Market Report 2012”, dated December 10, 2012 further acknowledges the ability of fleet owners to strategically manage their portfolios to maximize cash inflows as follows:

“Generators can exercise market power in the real time market (known as the power pool) through the ‘economic withholding’ of available supply. Economic withholding is defined as: offering available supply at a sufficiently high price in excess of the supplier’s marginal costs and opportunity costs so that it is not called to run and where, as a result, the pool price is raised. Such a strategy is only profitable for a firm that benefits from the higher price in the market.

Not offering energy that would otherwise be available to the market, sometimes called physical withholding, is in most cases prohibited. One variant of economic withholding which involves a physical element is where a unit’s entire capacity is priced out-of-merit so that the generating asset is dispatched offline. For some units minimum-off times and start-up constraints mean that once the unit is offline, the asset is physically unavailable from the market for a number of hours.”

“Since such strategies are profitable, one would expect a generator seeking to maximize profits to do so. Note that pool price is impacted so all those market participants who have energy for sale in the pool are likely to gain not just the party withholding.”

Given these facts, an entity that has a portfolio of assets in Alberta can design a bid strategy using its various merchant plants and generation types with the objective of maximizing cash inflows within the competitive rules of the market and considering also the behavior of other market participants. In this market there are multiple ways that the bid strategy may be determined which could result in a different market clearing price. The AWEM prices are set irrespective of whether the megawatt hour is generated from wind, hydro or a coal plant. Our ability to bid our plants into the market strategically, which along with the bids of all market participants determines the prices received at our dispatched plants, demonstrates the interdependence of cash inflows among our plants. While we will get paid for the production at each plant, our decisions on how the plants get offered into the market results in the assets being managed together, which supports the conclusion that there is only one larger market rather than an active market at each plant.

3. As you are able to estimate the recoverable amount for each plant, please explain how you considered the guidance in IAS 39 paragraph 66 which states “if it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit).”

Response:

As noted above, it is mathematically possible to calculate a recoverable amount at the individual plant level although this is arbitrary and not indicative of the overall recoverable amount of the Alberta Merchant CGU when considering our plants that operate in the AWEM as a whole.

In completing our impairment work, we placed reliance on IAS 36 paragraph 69, particularly in regard to how we manage our Alberta plants.

Paragraph 69 states “Cash inflows are inflows of cash and cash equivalents received from parties external to the entity. In identifying whether cash inflows from an asset (or group of assets) are largely independent of the cash inflows from other assets (or groups of assets), an entity considers various factors including how management monitors the entity’s operations (such as by product lines, businesses, individual locations, districts or regional areas) or how management makes decisions about continuing or disposing of the entity’s assets and operations.”

We continue to assert that our individual plants within the AWEM do not generate cash inflows that are largely independent of our other uncontracted plants within the AWEM. By virtue of our ability and historical practice of dispatching (or not dispatching) certain plants, which in turn impacts prices received in the AWEM, we improve our cash inflows by optimizing our fleet of assets within the AWEM. While we are required to bid into the AWEM, the AWEM is indifferent as to which plants ultimately provide the power. An external bidding process ensures that the best price is obtained in the AWEM and this same price is paid to every producer for that time period regardless of how that power was generated or by which participant in the AWEM.

On an overall basis we are comfortable that within the Alberta Merchant CGU we have properly budgeted and managed the expected sum of cash inflows. These cash inflows will only differ from budgeted cash inflows at a plant level, not at an overall Alberta Merchant CGU level, due to dynamic hourly pricing changes and operational impacts/outages which impact our decisions on whether or not to dispatch certain plants.

We trust the foregoing answers are responsive to your comments. If you have any questions in connection with our responses to your comments, please feel free to contact me by telephone at 403-267-2060 or via email at donald_tremblay@transalta.com.

Yours truly,

TRANSALTA CORPORATION

/s/Donald Tremblay

Donald Tremblay

Chief Financial Officer

cc:       John Kousinioris, TransAlta Corporation

Ben Park, TransAlta Corporation

Scott Jeffers, TransAlta Corporation

Gordon Graham, Ernst & Young LLP